

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2006

Mr. David Saltman
Chief Executive Officer
Barnabus Energy, Inc.
514 Via De La Valle, Suite 200
Solana Beach, CA 92075

> **Re: Barnabus Energy, Inc.**
>   **Form 10-KSB for Fiscal Year Ended May 31, 2005**
>   **Filed September 12, 2005**
>   **Form 8-K Filed December 13, 2005**
>   **Form 10-QSB for Fiscal Quarter Ended November 30, 2005**
>   **Filed January 17, 2006**
>   **Response Letter Dated February 23, 2006**
>   **File No. 0-50450**

Dear Mr. Saltman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Filed December 13, 2005

1.   We have read your response to prior comment three and do not believe you have fully complied with our request to amend your filing to include a discussion of the reasons you loaned $250,000 to Connect Renewable Energy, Inc. and the terms of your arrangement with them. Please amend your Form 8-K accordingly.

Form 10-QSB for the Fiscal Quarter Ended November 30, 2005

Financial Statements

Note 7 – Advances in Respect of Oil and Gas Interest Acquisition, page 17

2.   We have read your response to prior comment seven and continue to be unclear on the mechanism by which you were allowed to hold and control the Manyberries Gas Project. Tell us where you have filed the separate agreement governing the economic aspects of your involvement prior to closing the transaction, as this does not appear to be covered in the March 3, 2005 Oil & Gas Asset Sale Agreement filed with your Form 8-K on August 31, 2005. If this has not been filed, please file it promptly and submit a copy for our review. Please also submit a schedule listing all consideration you had given to Goldstar pursuant to the terms set forth in these agreements, as of May 31, 2005 and November 30, 2005, apart from and in addition to other costs that you incurred while operating the property; reconcile the amounts on your schedules to those identified in your disclosures. Presently, we do not believe you have shown sufficient justification for your assertion of control, as it relates to the risks and rewards of ownership, or the capitalization of costs such as operator fees and interest. To demonstrate recoverability, you should be able to show how the amounts capitalized relate to the consideration promised, and that you were entitled to a refund of these amounts if the transaction were not consummated. Please disclose the reasons the arrangement was rescinded, identity of the party making the election to rescind; and the amount of any gain or loss recognized in your financial statements in recording this event.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

You may contact Tracie Towner at (202) 551-3744, or in her absence, Kim Calder at (202) 551- 3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief